
FARMERS CITIZENS BANK BOARD OF DIRECTORS
George W. Miller*                  J.B. Campbell        Edgar M. Hieber       Robert L. Morton*
(1907-1936)                        (1910-1914)          (1948-1950)           (1986-1996)

H. E. Kiess*                       W. P. Fralick        H. Raymond Kiess      Joan C. Stemen
(1907-1908/1914-1960)              (1910-1947)          (1948-1949)           (1986-

T. M. Kennedy                      J. J. Gearhart       Paul Krauter          Charles W. Kimerline
(1907-1957)                        (1911-1916)          (1948-1976)           (1992-

Amos Keller                        E. C. Reid           H. R. Kibler          David G. Dostal
(1907-1925)                        (1911-1939)          (1950-1973)           (1994-

Frederick Schifer                  S. G. Kurtz          Millard E. Schieber   James A. Spreng
(1907-1923)                        (1914-1931)          (1951-1958)           (1994-1997)

D. B. Eichelberger                 James A. Dellinger   Paul C. Kennedy       Phillip W. Gerber
(1907-1921)                        (1916-1933)          (1957-1984)           (1994-1996)

W. H. Angene                       J. E. Faulkner       James E. Huggins      James D. Pigman
(1907-1921)                        (1921-1949)          (1958-1986)           (1996-1999)

Jacob Bach                         Chester Meck         Raymond W. Burman     G. W. Holden*
(1907-1910)                        (1922-1923)          (1959-1984)           (1996-

A. S. Leuthold                     H.G.F. Walther       John O. Spreng, Sr.   John O. Spreng, Jr.
(1907-1909)                        (1923-1941)          (1961-1994)           (1997-

Samuel Fauser                      J. E. McLaughlin     Fred E. Christman*    Samuel J. Harvey
(1907-1909)                        (1924-1957)          (1965-1992)           (1999-

R. O. Perrott                      G. W. Sheetz         R. O. Kime            Patrick J. Drouhard
(1907-1911)                        (1924-1939)          (1972-1992)           (2000-

E. C. Heinla                       Samuel Ulmer         James C. Stemen*
(1907-1945)                        (1926-1946)          (1972-1996)

C. R. Rowe                         Charles Gehret       William D. Foulk
(1907-1920)                        (1932-1940)          (1974-1994)

Henry H. Heiser                    S. G. Angene         Walter R. Michael
(1907-1908)                        (1935-1979)          (1977-1983)

James B. Decker                    John P. Wyer*        Jerry Harrer
(1907-1941)                        (1940-1983)          (1979-1999)

H. N. Oberlander                   J. G. Schiefer       Robert D. Hord
(1908-1913)                        (1941-1942)          (1979-

H. D. Miller                       Walter J. Michael    Terry L. Gernert
(1909-1931)                        (1942-1977)          (1984-


*     Designates  Chief  Executive  Officer

Although  the  above  is  believed  to  be  accurate,  we  welcome  any  corrections.


February  26,  2001


Dear Shareholders:

Net income was $886,000 or $1.42 fully diluted earnings per share, which represented a good year. 2000 was a year of investment in your company's future. Although total assets and deposits remained stable, the demand to fund quality credits continued as evidenced by the 12% growth in loans outstanding allowing the company to reemploy the proceeds from investment securities into higher yielding earning assets.

During this past year your company achieved several significant accomplishments. In April, Phone Access Banking (TM) was introduced, which allows our customers to check their balances, transfer funds, and make loan payments, while utilizing a toll free number (1-877-562-4FCB). This service is available 24 hours a day,
   ---------
seven  days  a  week  at  no  charge.

In May 2000, the opening of the Fredericktown Office marked the Bank's initial entry into the growing Knox County market, which is being positively impacted by its proximity to Columbus. The site purchased for this office provides adequate space for the future construction of a permanent structure adjacent to the current modular office.

Our web site, WWW.FARMERSCITIZENSBANK.COM, became active in September 2000 and we hope to convert it from an informational to inquiry (interactive) status in 2001. Computer and Internet usage are growing at a rapid rate and the web site medium allows us to serve our existing customers as well as attract new ones.

Since 1908, Farmers Citizens Bank has been located at 105 Washington Square, Bucyrus, Ohio. During this past year, after conducting an analysis of our current needs and facilities, the decision was made to construct a new Main Office building. The first step was to purchase additional land north of the railroad tracks to be used as an employee parking area. A management committee was formed and charged with the responsibility to draft plans for the smooth and seamless transition for our customers from the existing facility to the new one. Our customers' safe deposit boxes were relocated to the South Office and installed in a new vault facility. We are pleased to report that our staff did an outstanding job and we have successfully vacated our former Main Office facility. Demolition of the facility began on February 12th and we expect groundbreaking for the building to be on or about April 1, 2001.

In this past year, shares of FC Banc Corp experienced a narrow trading range between $28.25 - $29.00. The stock price of many financial institutions experienced significant declines in 2000. The company repurchased 19,564 shares during 2000 under its stock repurchase plan, which has had a positive impact on the earnings per share.

We encourage your attendance at the Annual Meeting on March 28, 2001, at 12:45 in the Youth Building at the Crawford County Fairgrounds where this year's FC Scholars will be announced. On behalf of the Directors, Officers, and Employees, we want to thank you for your continued support and interest.

Respectfully,



Robert  D.  Hord                                             G.W.  "Bill" Holden





FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY
In thousands, except per common share
amounts and ratios                               2000           1999           1998           1997           1996

Years Ended December 31,
-----------------------------------------------
Statements of Income
Interest Income                                  $      7,135   $      6,679   $      6,380   $      5,573   $      5,619
Interest Expense                                        2,943          2,592          2,541          2,164          2,277
                                                 -------------  -------------  -------------  -------------  -------------
Net interest income                                     4,192          4,087          3,839          3,409          3,342
Provision for loan losses                                (134)          (130)           (75)            27              0
                                                 -------------  -------------  -------------  -------------  -------------
Net interest income after provision
for loan losses                                         4,326          4,217          3,914          3,382          3,342
Non-interest income (A)                                   686            650            633            556            543
Non-interest expenses                                   3,821          3,438          3,283          2,732          3,064
                                                 -------------  -------------  -------------  -------------  -------------
Income before income taxes                              1,191          1,429          1,264          1,206            821
Income tax expense                                        305            358            308            304            140
                                                 -------------  -------------  -------------  -------------  -------------
Net income                                       $        886   $      1,071   $        956   $        902   $        681
                                                 =============  =============  =============  =============  =============

PER COMMON SHARE
Net Income
Basic                                            $       1.44   $       1.70   $       1.49   $       1.40   $       1.04
Diluted                                                  1.42           1.67           1.48           1.40           1.04
Dividends declared                                       0.64           0.61           0.60           0.60           0.60
Stockholders' equity                                    19.47          18.32          18.12          17.42          16.41
Stock price range                                 29.00-28.25    28.25-27.00    27.00-22.00    22.00-22.00    22.00-20.25

Selected Consolidated Balance Sheet
Data at December 31,
Assets                                           $    100,131   $     99,261   $     93,685   $     78,628   $     81,445
Investment securities                                  27,977         34,795         37,319         32,460         32,194
Loans (B)                                              62,679         55,975         45,649         40,029         41,043
Deposits                                               84,927         86,959         81,311         66,092         70,074
Borrowed funds                                          2,258             29              -            641            119
Shareholders' equity                                   11,776         11,353         11,502         11,195         10,667

RATIOS (C)
Per $100 of average assets
Net Interest Income (tax-equivalent basis)       $       4.36   $       4.41   $       4.51   $       4.50   $       4.27
Provision for loan losses                               (0.14)         (0.13)         (0.09)          0.03              -
                                                 -------------  -------------  -------------  -------------  -------------
Net interest income after provision
for loan losses                                          4.50           4.54           4.60           4.46           4.27
Non-interest income                                      0.69           0.69           0.72           0.72           0.67
Non-interest expense                                     3.85           3.57           3.66           3.52           3.76
                                                 -------------  -------------  -------------  -------------  -------------
Income before income taxes                               1.34           1.66           1.66           1.66           1.17
Income tax expense                                       0.44           0.55           0.52           0.50           0.34
                                                 -------------  -------------  -------------  -------------  -------------
Net income                                       $       0.90   $       1.11   $       1.14   $       1.16   $       0.84
                                                 =============  =============  =============  =============  =============

LEVERAGE (D)                                             8.68x          8.35x          7.66x          7.07x          7.67x
Return on average shareholders' equity                   7.75%          9.27%          8.34%          8.22%          6.42%
Average shareholders' equity to average assets          11.52%         11.97%         13.05%         14.14%         13.03%
Dividend payout ratio                                   44.48%         35.81%         38.26%         42.68%         57.27%
Tier 1 capital ratio at December 31                     18.40%         19.35%         22.19%         24.14%         21.87%
Tier 1 and Tier 2 capital ratio at December 31          19.70%         20.62%         23.47%         25.41%         23.13%
Leverage ratio                                          11.52%         11.98%         13.05%         14.14%         13.04%



(A)      Includes  gains  (losses) from securities transactions of $19 in 2000, $(3) in 1999, $11 in 1998, $3 in 1997, and
         $(13)  in  1996.
(B)      Net  of  unearned  income.
(C)      Based  on  average  balances  and  net  income  for  the  periods.
(D)      The  ratio  of  average  assets  to  average  shareholders  equity.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

     FC Banc Corp. (the "Holding Company" or "Corporation") is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Farmers Citizens Bank (the "Bank" or "Farmers Citizens"), which accounts for substantially all of its revenues, operating income, and assets.

     The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp. and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp. in conformity with generally accepted accounting principles. The Audit Committee of the Board of Directors engaged Dixon, Francis, Davis, and Company, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 2000 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

FORWARD-LOOKING  STATEMENTS

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Holding Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in economic conditions in the Corporation's (or Bank's) market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Farmers Citizens' market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

1. Management's determination of the amount of the allowance for loan losses as set forth under the captions "Financial Condition," "Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999;"

2. Management's discussion of the liquidity of Farmers Citizens' assets and regulatory capital of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management;" and

3. Management's analysis of the interest rate risk of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management."

     The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

FINANCIAL  CONDITION

     The Corporation's consolidated total assets amounted to $100.1 million at December 31, 2000, basically remaining flat from the $99.3 million in total assets at December 31, 1999.

     LOAN PORTFOLIO Loans, as a component of earning assets, represent a significant portion of earning assets. At December 31, 2000, the Bank's real estate loans secured by 1-to-4 family residential properties were $27,334,000. Loans secured by farmland and loans to finance agricultural production and other loans to farmers were $12,359,000. As noted in Note D, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $2,917,000 of loans to related parties.



LOAN INFORMATION

In thousands, except ratios                        2000      1999      1998      1997      1996

LOANS AT DECEMBER 31,
Commercial                                      $ 2,024   $ 3,120   $ 4,336   $ 6,025   $ 6,893
Agricultural                                      3,556     3,349     4,253     4,596     5,856
Real estate
Secured by 1-4 family residential properties     25,299    23,770    16,402     9,211     8,861
Secured by other properties                      23,722    20,564    15,335    14,595    13,749
Consumer                                          7,860     4,916     5,075     5,310     5,356
Tax-exempt                                          201       251       237       281       315
All other                                            17         5        11        11        13
                                               --------  --------  --------  --------  --------
Total                                           $62,679   $55,975   $45,649   $40,029   $41,043
                                               ========  ========  ========  ========  ========

ALLOWANCE FOR LOAN LOSSES
Balance at beginning of year                    $ 1,732   $ 1,725   $ 1,480   $ 1,263   $ 1,297
Provision for loan losses                          (134)     (130)      (75)       27         0
Charge-offs
Commercial and agricultural                          64        20         1       405        98
Consumer                                             51        28        36         1        11
Credit card                                           0        20        22        12         7
Real estate                                          68         0         0         0         0
                                               --------  --------  --------  --------  --------
Total Charge-offs                                   183        68        59       418       116
                                               --------  --------  --------  --------  --------
Recoveries
Commercial and agricultural                          39       183       361       598        73
Consumer                                             36        19         9         6         6
Credit card                                           6         3         9         4         3
Real estate                                           0         0         0         0         0
                                               --------  --------  --------  --------  --------
Total recoveries                                     81       205       379       608        82
                                               --------  --------  --------  --------  --------
Net charge-offs (recoveries)                        102      (137)     (320)     (190)       34
                                               --------  --------  --------  --------  --------
Balance at end of year                          $ 1,496   $ 1,732   $ 1,725   $ 1,480   $ 1,263
                                               ========  ========  ========  ========  ========

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
Commercial                                      $ 1,044   $ 1,296   $ 1,358   $ 1,148   $   749
Consumer                                            108        69        75        28        31
Real estate                                         199       168        71       106       224
Unallocated                                         145       199       221       198       259
                                               --------  --------  --------  --------  --------
Total                                           $ 1,496   $ 1,732   $ 1,725   $ 1,480   $ 1,263
                                               ========  ========  ========  ========  ========

CREDIT QUALITY RATIOS
Net charge-offs as a percentage of average loans    .17%    (.27%)   (0.73%)   (0.48)%     0.09%
Allowance for loan losses to
Total loans at year-end                            2.39%     3.09%     3.78%     3.70%     3.08%
Net charge-offs                                   14.67    (12.64)    (5.39)    (7.79)    37.15
Provision for loan losses to average loans         (.23%)    (.26%)   (0.17%)    0.07%     0.00%
Earnings coverage of net charge-offs              11.68    (10.47)    (3.93)    (6.49)    24.15



     Average loans increased 18.07% in 2000 to represent 64.48% of average earning assets compared to 56.36% in 1999 and 53.78% in 1998. Year-end total real estate loans of $49,021,000 represent approximately 78.21% of the total loans outstanding compared to 79.20% for the previous year-end. Since year-end 1996 real estate loans increased from 55.09% to 59.47% and 69.52% at year-end 1997 and 1998, respectively. Reversing a trend of the previous nine years, installment loans to individuals increased at December 31, 2000 to 12.54% of loans outstanding from 8.78% at December 31, 1999. The dollar amounts of commercial loans have also decreased from 16.79% of loans outstanding at year-end 1996 to 3.23% at December 31, 2000. The Loan Information table provides a five year loan history.

     In addition to the loans reported in the Loan Information table, there are certain off-balance sheet products such as letters of credit and loan commitments that are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Notes J and K for additional information on off-balance sheet financial instruments.

     NON-PERFORMING ASSETS Since December 31, 1998 there were no loans accounted for as non-accrual and accruing loans which are contractually past due 90 days or more. Management believes that the Allowance for Loan Losses is adequate to cover any potential losses in the loan portfolio at December 31, 2000. Refer to the section entitled "Provision for Loan Losses" for additional detail.

     The Non-performing Assets table provides a five year summary of non-performing assets which are defined as: loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

     A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non-accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

     The following table shows information regarding past-due, non-accrual, and renegotiated troubled debt.




                                              2000   1999   1998   1997    1996
                                             -----  -----  -----  ------  ------

Loans accounted for on a non-accrual basis    $  0  $   0  $   0  $  23   $ 692
Accruing loans which are contractually past
 due 90 days or more as principal
 or interest payments                            0      0      0      0     427
Renegotiated troubled debt                       0      0      0      0       0
Other real estate                                0      0      0      0       0

Non-performing assets to:
 Total assets                                    0      0      0   0.03%   1.37%
 Total loans and other real estate               0      0      0   0.06%   2.73%

     A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

     Loans accounted for as non-performing (non-accrual, restructured, past due 90-days or more, and impaired) loans as of year-end 2000 remained at zero, the same as of year-end 1998 and 1999. Refer to the "Non-performing Assets and 90-Day Past Due Loans" table for a six year summary.

     The lack of non-performing, impaired and past due loans is attributable to both the amount of loans charged-off in 2000, 1999 and 1998, of $183,000, $68,000 and $59,000, respectively, coupled with the amount of recoveries on charged-off loans which amounted to $81,000, $205,000 and $379,000 in 2000, 1999 and 1998, respectively. Please refer to the following section entitled "Provision for Loan Losses" for additional explanation.

     ALLOWANCE FOR LOAN LOSSES The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur.

     The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the Bank's market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower,
(c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

     Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors.

     The results of the quarterly credit reviews in conjunction with independent collateral evaluations are used by management and the Board of Directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

     Approximately 90% of the Bank's total loans are secured by deeds of trust on real property, security agreements on personal property, or through the full faith and credit of government agencies.

     INVESTMENTS The investment portfolio represents the second largest use of financial resources. The Bank's investment portfolio includes United States securities, state and municipal obligations, other equity securities, and equity securities of the Federal Home Loan Bank and the Federal Reserve Bank.

     Investment securities classified as "held-to-maturity" are those investment debt securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, computed by the interest method. Investment securities classified as "available-for-sale" are those investment debt and equity securities which the Bank has the ability to sell (for liquidity or other purposes) prior to their maturity, and are carried at the lower of cost or market value.

     Securities categorized as "available-for-sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "held-to-maturity" until their maturity unless they are subject to an earlier redemption via a "call feature". At December 31, 2000 the Bank's entire investment portfolio was classified as available-for-sale.

     Average investments decreased by $4,094,000 during 2000 from an average of $36,280,000 during 1999 to $32,186,000 during 2000, or a decrease of 11.28%.
During the same period, the average balance of the federal funds sold decreased by 81.74% from $2,601,000 in 1999 to $475,000 in 2000. Because of changes in interest rates, the related increase in local loan demand, and the increases of deposit liabilities, a portion of the excess available funds were invested in federal funds. Average cash and due from bank balances also decreased by $291,000 during 2000.

     The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

     The Bank's investment portfolio includes approximately $2.0 million of agency structured notes (step-ups, dual-indexed bonds, and a PSA indexed bond) which represents cash flows dependent on one or more indices in ways that create risk characteristics similar to forwards or options. The risks inherent in these types of securities include secondary liquidity risk (that is, inability to resell the securities if needed for liquidity), price volatility due to the uncertainty and unpredictability of the cash flow from the investment, and interest rate risk. Specific goals and objectives for investments of this type, have been included in the investment policy of the Bank.

     DEPOSITS The Consolidated Average Balance Sheets and Related Yields and Rates table highlights average deposits and interest rates during the last three years. Average deposits in 2000 have increased by approximately $1,683,000, or 1.99% from 1999 averages which had increased $8,705,000, or 11.55% compared to 1998. The average cost of deposits for the Bank was approximately 3.84% for the year-ended December 31, 2000 compared to 3.52% and 3.89% for 1999 and 1998, respectively.

     SHAREHOLDERS' EQUITY Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last five years, presented in the Five-Year Consolidated Financial Summary, reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 11% for the past five years. It should be noted that this ratio has decreased by 45 basis points (100 basis points equals one percent) in 2000 to 11.52% and decreased by 108 basis points in 1999. It should also be noted that the return on average assets decreased in 2000 by twenty-one basis points to .90% from 1.11% after decreasing in 1999 by three basis points from 1.14% in 1998. The declines are due primarily to the increase in earning assets coupled with an 8 and 7 basis point decline in the net interest margin in 2000 and 1999, respectively. The rising interest rate environment partially offset by a change in the balance sheet mix of interest earning assets resulted in a decrease in the bank's net interest margin in 2000. Significant increases in non-interest expenses were due to expansion into Fredericktown, additional depreciation for the Main Office construction, and increased computer service expense due to outsourcing of the data processing department.

     Banking  regulations  in 1989 established minimum capital ratios for banks.
The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I (core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 2000 the Bank's risk-based capital ratio for Tier I and Tier II capital is 18.4% and 19.7%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. The Five-Year Consolidated Financial Summary table and Note Q to Consolidated Financial Statements summarizes the Bank's risk-based capital, leverage components and ratios.


COMPARISON  OF  RESULTS  OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND
1999

     GENERAL Net income for the year-ended December 31, 2000, amounted to $886,000, a decrease of $185,000, or 17.27%, below the $1,071,000 in net income in 1999. The decrease in net income resulted primarily from a $263,000 increase in depreciation expense as the remaining book value of the main office property was depreciated in the fourth quarter of 2000. The negative provision for loan losses decreased by $4,000 and other non-interest expense increased by $120,000. These increases were partially offset by an increase in other non-interest income of $36,000 and a decrease in provisions for income taxes of $53,000.






CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES*
                                                                      2000                           1999
                                                                    ---------                      ---------

                                                                               Interest  Average              Interest  Average
                                                                     Average   Income/   Yields/    Average   Income/   Yields/
In thousands, except ratios                                          Balance   Expense    Rates     Balance   Expense    Rates
------------------------------------------------------------------  ---------  --------  --------  ---------  --------  --------
Assets
Cash and due from banks                                             $  3,188                       $  3,479
Federal Funds sold                                                       475         29     6.11%     2,601        131     5.04%
Investment securities
Taxable debt securities                                               24,569      1,532     6.24%    27,511      1,598     5.81%
Tax-exempt debt securities                                             5,733        407     7.10%     6,734        482     7.15%
Equity securities                                                      1,884        107     5.68%     2,035        108     5.31%
                                                                    ---------  --------            ---------  --------
Total Investment securities                                           32,186      2,046     6.36%    36,280      2,188     6.03%
Loans
Real Estate                                                           31,974      2,655     8.30%    24,891      2,157     8.67%
Consumer                                                               5,804        554     9.55%     4,665        449     9.62%
Commercial (includes real estate)                                     21,520      1,981     9.21%    20,668      1,925     9.31%
                                                                    ---------  --------            ---------  --------
Total loans                                                           59,298      5,190     8.75%    50,224      4,531     9.02%

Total earning assets                                                  91,959      7,265     7.90%    89,105      6,850     7.69%
Allowance for loan losses                                             (1,657)                        (1,714)
Other assets                                                           5,718                          5,593
                                                                    ---------                      ---------
Total assets                                                        $ 99,208                       $ 96,463
                                                                    =========                      =========



CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES*
                                                                      1998
                                                                    ---------

                                                                               Interest  Average
                                                                     Average   Income/   Yields/
In thousands, except ratios                                          Balance   Expense    Rates
------------------------------------------------------------------  ---------  --------  --------
Assets
Cash and due from banks                                             $  3,284
Federal Funds sold                                                     2,071        107     5.17%
Investment securities
Taxable debt securities                                               27,420      1,684     6.14%
Tax-exempt debt securities                                             7,976        473     5.93%
Equity securities                                                        316         17     5.38%
                                                                    ---------  --------
Total Investment securities                                           35,712      2,174     6.09%
Loans
Real Estate                                                           16,536      1,504     9.10%
Consumer                                                               5,003        518    10.35%
Commercial (includes real estate)                                     22,417      2,201     9.82%
                                                                    ---------  --------
Total loans                                                           43,956      4,223     9.61%

Total earning assets                                                  81,739      6,504     7.96%
Allowance for loan losses                                             (1,578)
Other assets                                                           4,443
                                                                    ---------
Total assets                                                        $ 87,888
                                                                    =========






Liabilities and Shareholders' Equity
Noninterest-bearing deposits                      10,681                   10,461                   10,265
Interest-bearing deposits
NOW accounts                                      13,569     251   1.85%   12,856     238   1.85%   12,626     278   2.20%
Money market accounts                              4,817     192   3.99%    6,424     182   2.83%    3,350     125   3.73%
Savings accounts                                  17,000     353   2.08%   18,621     401   2.15%   18,608     501   2.69%
Time deposits                                     39,704   2,089   5.26%   35,726   1,770   4.95%   30,534   1,631   5.34%
                                                 -------  ------          -------  ------          -------  ------
Total interest-bearing deposits                   75,090   2,885   3.84%   73,627   2,591   3.52%   65,118   2,535   3.89%
Borrowed funds                                       882      58   6.58%       16       1   6.00%       97       6   6.19%
                                                 -------  ------          -------  ------          -------  ------
Total interest-bearing liabilities                75,972   2,943   3.87%   73,643   2,592   3.52%   65,215   2,541   3.90%
Other liabilities                                  1,129                      808                      941
Shareholders' equity                              11,426                   11,551                   11,467
                                                 -------                  -------                  -------
Total liabilities and shareholders' equity       $99,208                  $96,463                  $87,888
                                                 =======                  =======                  =======
Net interest income (tax-equivalent basis)                $4,322                   $4,258                   $3,963
                                                          ======                   ======                   ======

Yield spread                                                       4.03%                    4.17%                    4.06%
Net interest income to earnings assets                             4.70%                    4.78%                    4.85%
Interest-bearing liabilities to earning assets                    82.62%                   82.65%                   79.78%



*  Interest  income/expense  and  yield/rates are calculated on a tax-equivalent basis utilizing a federal incremental tax rate  of  35%  in  2000,  1999  and  1998.








     NET INTEREST INCOME Net interest income totaled $4.32 million (on a tax-equivalent basis) for the year-ended December 31, 2000, an increase of $64,000 or 1.48%, over the $4.26 million recorded in 1999, due primarily to an increase in the average balance of the loans outstanding of $9.1 million, or 18.1%, offset somewhat by a decrease of 27 basis point yield from 9.02% in 1999 to 8.75% in 2000. Interest income on investment securities decreased by $142,000 (on a tax-equivalent basis), or 6.50%, due primarily to a $4.1 million, or 11.28%, decrease in the average balance of investment securities offset by an increase of 33 basis points in the weighted-average yield year-to-year, from 6.03% in 1999 to 6.36% in 2000. Interest income on federal funds sold decreased by $102,000 for the year-ended December 31, 2000. The average balance invested in federal funds sold decreased by $2.1 million, or 81.74%, compared to 1999. The yield on federal funds sold increased by 107 basis points to 6.11%.

     Interest expense on deposits increased by $294,000, or 11.35%, during 2000, due primarily to a 32 basis point increase in the weighted-average rate from 3.52% to 3.84%. Interest expense on short-term borrowings increased by $57,000, primarily due to the increase in average balance outstanding from $16,000 to $882,000.

     As a result of the forgoing changes in interest income and interest expense, net interest income increased by $64,000 (on a tax-equivalent basis), or 1.50%, during 2000, as compared to 1999. The interest yield spread (defined as the difference between the yield on earning assets and the cost of interest-bearing liabilities) decreased by 14 basis points to 4.03% for 2000 as compared to 4.17% for 1999, while the net interest margin (net interest income divided by average earning assets) decreased by 8 basis points to 4.70% for the year 2000.

PROVISION FOR LOAN LOSSES The Bank maintains an allowance for loan losses in an amount which, in management's judgement, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. A variety of factors, including the performance of the Bank's loan portfolio, the economy, changes in real estate values, interest rates and regulatory requirements regarding asset classifications, may influence management's determination of the provision. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2000. There can be no assurance that the allowance will be adequate to cover future losses on loans that may become non-performing assets.

     The Bank experienced net charge-offs of $102,000 during the year-end December 31, 2000 and net recoveries of $137,000 and $320,000 during the years ended December 31, 1999 and 1998, respectively. The Bank's charge-off history is a product of a variety of factors, including the Bank's underwriting guidelines, the composition of its loan portfolio, and the local economic conditions. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

     There was a negative provision for possible loan losses during 2000 of $134,000 as compared to negative provisions of $130,000 and $75,000 in 1999 and 1998, respectively. The amount of provision was based upon the results of management's quarterly reviews of the loan portfolio to identify problem and potential problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are activated when a loan becomes past due.

     The entire allowance for loan losses is available to absorb any particular loan loss. For analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. However, the primary criteria used to determine the percentage allocation is based upon the losses experienced, the type and market value of the collateral securing the loan portfolio, and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations. Please refer to the Loan Information table for the allocation of the allowance.

     Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 2000. The Bank has no exposure from troubled debt to lesser-developed countries.

     The allowance to loans outstanding at year-end ratio decreased to 2.39% in 2000 from 3.09% and 3.78% in 1999 and 1998, respectively. The decrease was due primarily to the non-existence of non-performing loans coupled with the growth of the loan portfolio. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

     OTHER INCOME AND OTHER EXPENSE Total other income is comprised of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available for sale), increases in the cash surrender values of life insurance policies, and fees from banking services.

     Total other expense is comprised of operating expense attributed to staffing (personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, taxes and assessments, and other operating expenses. The "Income Statement Data" table, contains a summary of these items for the five years ended December 31, 1996 through 2000.

     INCOME TAXES The provision for federal income taxes totaled $305,000 for the fiscal year-ended December 31, 2000, a decrease of $53,000, or 14.8%, over the provision in fiscal 1999. The effective tax rates were 25.6% and 25.1% for the years ended December 31, 2000 and 1999.

     Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses (negative provision $134,000, $130,000, and $75,000 in 2000, 1999 and 1998, respectively) and the level of tax-exempt income on securities which was $269,000, $318,000 and $349,000 for the years 2000, 1999, and 1998, respectively. Due to the continued improvement in credit underwriting standards, the values of collateral securing the loan portfolio, the financial standing of certain borrowers in their related businesses or farming operations, and the current economic trends combined with the amount of recoveries on previously charged-off loans, management elected to reduce the Bank's provision for possible loan losses during the fiscal year-ended December 31, 2000.




CONSOLIDATED INCOME SUMMARY
In thousands                                             2000     Change    1999     Change     1998     1997    1996

Interest income (tax-equivalent basis)                 $7,265      6.06%  $6,850       5.32%  $6,504   $5,655  $5,754
Interest expense                                         2,943     13.54%   2,592       2.01%   2,541    2,164   2,277
                                                        -------            -------             -------  ------  ------
Net interest income                                      4,322      1.50%   4,258       7.44%   3,963    3,491   3,477
Provision for loan losses                                 (134)   (3.08%)    (130)  (173.33%)     (75)      27       -
                                                        -------            -------             -------  ------  ------
  Net interest income after provision for loan losses    4,456      1.53%   4,389       8.67%   4,038    3,464   3,477
Non-interest income                                        686      5.54%     650       2.69%     633      556     543
Non-interest expense                                     3,821     11.14%   3,438       6.75%   3,215    2,732   3,064
                                                        -------            -------             -------  ------  ------
Income before income taxes                               1,321   (17.49%)   1,601      10.30%   1,456    1,288     956
Income tax expense                                         305   (14.80%)     358       8.76%     331      304     140
Tax-equivalent adjustment                                  130   (24.42%)     172      37.90%     124       82     135
                                                        -------            -------             -------  ------  ------
Net income                                              $  886   (17.27%)  $1,071       7.39%  $1,001   $  902  $  681
                                                        =======            =======             =======  ======  ======

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requiring a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

     EFFECTS OF INFLATION/CHANGING PRICES The effects of inflation on operations of the Bank occurs through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be re-priced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.






Income Statement Data

                                                             2000 OVER 1999                      1999 OVER 1998
                                                            ----------------                    ----------------

In Thousands                                     Volume          Yield/Rate      Total    Volume    Yield/Rate    Total

Changes in Tax Equivalent Interest Income*
Interest Income
Time Deposits                                $            -    $            -    $   -    $    -    $        -    $   -
Federal funds sold                                     (141)               39     (102)       28            (4)      24
Investment securities                                  (329)              187     (142)       34           (20)      14
Loans                                                   761              (102)     659       565          (257)     308
                                            ----------------  ----------------  -------  --------  ------------  -------
Total                                                   291               124      415       627          (281)     346
                                            ----------------  ----------------  -------  --------  ------------  -------

Interest expense
Interest-bearing deposits                               202                92      294       300          (244)      56
Borrowed funds                                           59                (2)      57        (5)            -       (5)
                                            ----------------  ----------------  -------  --------  ------------  -------
Total                                                   261                90      351       295          (244)      51
                                            ----------------  ----------------  -------  --------  ------------  -------

Net interest income                         $            30   $            34   $   64   $   332   $       (37)  $  295
                                            ===============   ===============   ======   =======   ===========   ======

*Changes  in  the  average  balance/rate  are  allocated  entirely to  the  yield/rate  changes




                                                2000       % Change           1999      % Change      1998    1997    1996
Analysis of Selected Non-Interest Expenses
Salaries                                    $       1,191     1.97%      $       1,168     3.91%     $1,124  $  858  $1,109
Benefits                                              528     6.67%                495    35.25%        366     285     433
                                            -------------                -------------               ------  ------  ------
Total                                       $       1,719     3.37%      $       1,663    11.61%     $1,490  $1,143  $1,542
                                            =============                =============               ======  ======  ======

Occupancy and equipment
Depreciation                                $         335  (14.32%)      $         391    10.45%     $  354  $  268  $  273
Maintenance and repairs                               158  (11.24%)                178   (0.56)%        179     158     161
Real estate taxes                                      21    16.67%                 18    20.00%         15      15      15
Insurance                                              25     4.17%                 24  (17.24)%         29      24      21
Utilities and other                                    96   118.28%                 44    11.90%         42      33      35
                                            -------------                -------------               ------  ------  ------
Total                                       $         635   (3.05%)      $         655     6.30%     $  619  $  498  $  505
                                            =============                =============               ======  ======  ======

Other expenses
Advertising                                 $          86  (30.08%)  $            123     51.85%     $   81  $   84  $   91
ATM fees                                               61    24.49%                49     25.64%         39      29      25
Bank charges                                           38   (9.52%)                42      5.00%         40      35      38
Credit card fees                                        0    (100%)                17   (62.22)%         45      42      43
Deposit insurance                                      17    88.89%                 9     12.50%          8      18      21
Directors' fees                                        88    14.29%                77      6.94%         72      70      84
Legal and professional                                154   (4.94%)               162   (15.84)%        202     283     217
State franchise tax                                   139     2.21%               136   (17.58)%        165     116     158
Postage, freight & courier                             73     1.39%                72     10.77%         65      49      39
Supplies                                              105     5.00%               100    (8.18)%        110     113      99
Travel                                                 16  (48.39%)                31   (22.50)%         40      44      29
Other                                                 427    44.26%               296     18.83%        239     208     173
                                            -------------               -------------                ------  ------  ------
Total                                       $       1,204     8.08%  $          1,114      0.45%     $1,106  $1,091  $1,017
                                            =============               =============                ======  ======  ======


LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one-year maturities, lines of credit at correspondent banks, borrowing availability at the Federal Home Loan Bank of Cincinnati, and federal funds sold are the principal components of asset liquidity. The "Interest Rate Sensitivity" table, indicates that the Bank is in a liability sensitive position which is more beneficial in a period of declining interest rates since liabilities can be re-priced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities. The three month category of interest sensitive liabilities includes approximately $34.2 million consisting of Savings, NOW accounts, and money market accounts which can be adjusted in any one category at any time to offset any positive gap in a declining rate environment.






INTEREST RATE SENSITIVITY
                                                                        Repricing or Maturing
                                                                       -----------------------
                                                            Over         Over
                                              Within        3 Months     1 Year        After
In thousands, except ratios                   3 Months      to 1 Year    to 2 Years    2 Years    Total
Loans                                        $      6,794   $    6,597   $     5,498   $ 43,790   $ 62,679
Investment securities                               1,110        5,164         3,548     18,155     27,977
Other earning assets                                1,210                                            1,210
Other assets                                                                              8,265      8,265
                                             ------------   ----------   -----------   --------   --------
Total assets                                 $      9,114   $   11,761   $     9,046   $ 70,210   $100,131
                                             ============   ==========   ===========   ========   ========

Noninterest-bearing deposits                                                           $ 11,636   $ 11,636
Interest-bearing deposits                    $     18,492   $   21,471   $     9,863   $ 23,465     73,291
Borrowed funds                                      2,235                                            2,235
Other liabilities and equity                                                             12,969     12,969
                                             ------------   ----------   -----------   --------   --------
Total liabilities and equity                 $     20,727   $   21,471   $     9,863   $ 48,070   $100,131
                                             ============   ==========   ===========   ========   ========

Gap*                                         $    (11,613)  $   (9,710)  $      (817)  $ 22,140
Cumulative gap                                    (11,613)     (21,323)      (22,140)         -
Cumulative gap as a percent of total assets       (11.60%)     (21.30%)      (22.11%)      0.00%



     Management utilizes variable rate loans (on an increasing basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted. Please refer to the "Interest Rate Sensitivity" and the "Other
Balance  Sheet  Data"  tables  for  additional  information.





Quarterly Condensed Consolidated Financial Information
                                                                   2000 Quarters                    1999 Quarters
In thousands, except per common
Share and ratios                                         Fourth    Third     Second    First     Fourth    Third

Interest income                                         $  1,858   $ 1,814   $ 1,763   $ 1,700   $ 1,801   $ 1,676
Interest expense                                             808       765       711       659       675       656
                                                        --------  --------  --------  --------  --------   --------
Net interest income                                        1,050     1,049     1,052     1,041     1,126     1,020
Provision for loan losses                                      0       (50)      (50)      (34)      (30)      (50)
Non-interest income                                          197       168       168       153       161       165
Non-interest expense                                       1,069       938       933       881       938       872
                                                        --------  --------  --------  --------  --------   --------
Income before income taxes                                   178       329       337       347       379       363
Income tax expense                                            37        87        88        93        83        98
                                                        --------  --------  --------  --------  --------   --------
Net income                                              $    141   $   242   $   249   $   254  $    296   $   265
                                                        ========  ========  ========  ========  ========   ========

Per Common Share
Net income
Basic                                                   $    .23   $   .40   $   .40   $   .41   $   .47   $   .42
Diluted                                                      .23       .39       .40       .40       .46       .42
Dividends declared                                           .16       .16       .16       .16       .16       .15
Shareholders' equity                                       19.47     19.00     18.60     18.37     18.32     18.49
Stock price range
High                                                       29.00     29.00     29.00     29.00     28.25     28.00
Low                                                        29.00     29.00     29.00     28.25     28.00     28.00

Tax-equivalent Yields and Rates
Federal funds sold                                          6.49%     6.30%     4.82%     5.00%     5.41%     6.01%
Investment securities                                       6.04%     5.91%     5.96%     5.90%     5.70%     5.55%
Loans                                                       8.91%     8.83%     8.68%     8.57%     9.12%     8.81%
Total earning assets                                        7.95%     7.82%     7.69%     7.56%     7.70%     7.30%
Interest-bearing deposits                                   4.15%     3.94%     3.73%     3.55%     3.54%     3.50%
Borrowed funds                                              6.47%     7.46%     6.65%     6.45%      N/A       N/A
Total interest-bearing liabilities                          4.20%     3.97%     3.75%     3.57%     3.54%     3.50%
Yield spread                                                3.75%     3.86%     3.94%     3.99%     4.16%     3.80%
Net interest income to earning assets                       4.49%     4.52%     4.59%     4.62%     4.81%     4.52%

Ratios
Return on assets                                            0.56%     0.97%     1.01%     1.05%     1.19%     1.09%
Leverage                                                    8.86x     8.93x     8.97x     8.69x     8.70x     8.40x
Return on average shareholders' equity                      4.96%     8.66%     9.06%     9.12%    10.36%     9.16%

Average Assets
Cash and due from banks                                  $  3,244  $  3,306  $  3,107  $  3,093  $  4,025  $  3,445
Federal funds sold                                          1,356       127       249       160     3,623     1,863
Investment securities                                      30,084    31,750    32,996    33,943    35,082    36,898
Loans                                                      62,026    60,864    58,422    55,840    54,842    51,596
                                                        ---------  --------  --------  --------  --------  --------
Total earning assets                                       93,466    92,741    91,667    89,943    93,547    90,357
Allowance for loan losses                                  (1,572)   (1,635)   (1,697)   (1,723)   (1,688)   (1,662)
Other assets                                                5,808     5,529     5,228     5,105     3,914     5,360
                                                        ---------  --------  --------  --------  --------  --------
Total average assets                                     $100,946  $ 99,941  $ 98,305  $ 96,418  $ 99,798  $ 97,500
                                                         ========  ========  ========  ========  ========  ========

Average Liabilities and
Shareholders' Equity
Noninterest-bearing deposits                             $ 11,293  $ 10,539  $ 10,586  $ 10,301  $ 10,757  $  9,632
Interest-bearing deposits                                  75,396    76,428    75,037    73,489    76,417    74,970
Borrowed funds                                              1,607       697       722       496         -         -
Other liabilities                                           1,285     1,100       961       992     1,158     1,286
Shareholders' equity                                       11,365    11,177    10,999    11,140    11,466    11,612
                                                         --------  --------  --------  --------  --------  --------
Total average liabilities
and shareholders' equity                                 $100,946  $ 99,941  $ 98,305  $ 96,418  $ 99,798  $ 97,500
                                                         ========  ========  ========  ========  ========  ========

Quarterly Condensed Consolidated Financial Information

In thousands, except per common
Share and ratios                                       Second    First

Interest income                                         $ 1,619   $ 1,583
Interest expense                                            644       617
                                                        --------  --------
Net interest income                                         975       966
Provision for loan losses                                   (25)      (25)
Non-interest income                                         164       160
Non-interest expense                                        797       831
                                                        --------  --------
Income before income taxes                                  367       320
Income tax expense                                           97        80
                                                        --------  --------
Net income                                              $   270   $   240
                                                        ========  ========

Per Common Share
Net income
Basic                                                   $   .43   $   .38
Diluted                                                     .42       .38
Dividends declared                                          .30         -
Shareholders' equity                                      18.12     18.54
Stock price range
High                                                      28.00     28.00
Low                                                       28.00     27.00

Tax-equivalent Yields and Rates
Federal funds sold                                         4.72%     4.75%
Investment securities                                      5.43%     5.48%
Loans                                                      8.85%     9.09%
Total earning assets                                       7.29%     7.42%
Interest-bearing deposits                                  3.55%     3.53%
Borrowed funds                                               N/A       N/A
Total interest-bearing liabilities                         3.55%     3.53%
Yield spread                                               3.74%     3.89%
Net interest income to earning assets                      4.39%     4.53%

Ratios
Return on assets                                           1.14%     1.04%
Leverage                                                   8.29x     7.95x
Return on average shareholders' equity                     9.42%     8.28%

Average Assets
Cash and due from banks                                  $ 2,899   $ 3,300
Federal funds sold                                         3,136     1,769
Investment securities                                     36,555    37,180
Loans                                                     48,973    46,358
                                                         --------  --------
Total earning assets                                      88,664    85,307
Allowance for loan losses                                 (1,691)   (1,714)
Other assets                                               5,549     5,724
                                                         --------  --------
Total average assets                                     $95,421   $92,617
                                                         ========  ========

Average Liabilities and
Shareholders' Equity
Noninterest-bearing deposits                             $ 9,519   $10,119
Interest-bearing deposits                                 72,631    69,896
Borrowed funds                                                 -         8
Other liabilities                                          1,762       945
Shareholders' equity                                      11,509    11,649
                                                         --------  --------
Total average liabilities
and shareholders' equity                                 $95,421   $92,617
                                                         ========  ========






Other Balance Sheet Data
In thousands, except ratios
Maturity of Total Investment Securities (a)
                                                                            Carrying Value
                                             Within 1 Year    1-5 Years       5-10 Years
                                             Amount/Yield    Amount/Yield    Amount/Yield
                                             -------------   ------------   --------------
At December 31, 1999
Investment securities available-for-sale:
U.S. Government Agency                       $2,760   5.92%  $ 4,650  5.95%  $1,500  7.09%
State and Municipal Obligation (b)            1,421   6.64%    2,936  7.08%   1,867  7.08%
Mortgage-backed securities                    2,003   6.57%    4,077  5.39%   2,714  5.97%
Corporate securities                          1,417   5.53%

Commercial Paper
Equity


Total investment securities                  $7,601   6.03%  $11,663  6.46%  $6,081  7.00%
                                             ======   =====  =======  =====  ======  =====




Other Balance Sheet Data
In thousands, except ratios
Maturity of Total Investment Securities (a)






                                            After 10 Years        Total
                                             Amount/Yield     Amount/Yield
                                            --------------    ------------
At December 31, 1999
Investment securities available-for-sale:
U.S. Government Agency                      $     -     -   $ 8,910  6.10%
State and Municipal Obligation (b)                            6,224  6.80%
Mortgage-backed securities                    1,956  5.51%   10,750  5.99%
Corporate securities                                          1,417  5.53%
Commercial Paper                                              1,324  5.51%
Equity                                          554             554
                                            -------         -------
Total investment securities                 $ 2,632  5.51%  $27,977  6.30%
                                            =======         =======







                                    Within    1-5       After
Maturity of Loans                    1 Year  Years     5 Years  Total
Fixed Rate
Commercial                          $ 2,865  $ 1,512  $      0  $ 4,377
Installment loans to individuals      2,043    5,139         0    7,182
Residential/Commercial real estate    2,655   13,724    23,942   40,321
                                    -------  -------  --------  -------
Total                                 7,563   20,375    23,942   51,880
                                    -------  -------  --------  -------

Floating interest rates
Residential/Commercial Real Estate    4,478    4,903         0    9,381
Commercial                            1,418        0         0    1,418
                                    -------  -------  --------  -------
Total                               $13,459  $25,278  $ 23,942  $62,679
                                    =======  =======  ========  =======





                                                Within      3-12      1-2     2-3
Maturity of Time Deposits of $100,000 or more   3 Months    Months    Years   Years    Total

Certificates of deposit and other time          $ 3,184     $4,893    $836    $  0     $8,076
                                                =======     ======    ====    ====     ======






Deposits at December 31,                   2000     1999     1998     1997     1996
Non-interest-bearing deposits              $11,636  $11,426  $10,517  $ 9,708  $11,296
Interest-bearing deposits
NOW and money market accounts               18,046   19,367   18,670   10,972   12,397
Savings accounts                            16,182   18,205   18,639   18,063   20,208
Certificates of deposit                     39,063   37,961   33,485   27,349   26,173
                                           -------  -------  -------  -------  -------
Total deposits                             $84,927  $86,959  $81,311  $66,092  $70,074
                                           =======  =======  =======  =======  =======

(a) Based on contractual maturities.
(b) The yield on state municipal securities is increased by the benefit of tax exemption, assuming a 34% federal income tax rate.  For the year-ended December 31, 1999, the amount of the increases in the yields for these securities and for total securities is 1.87% and
 .42%, respectively.











                          INDEPENDENT AUDITOR'S REPORT




The  Board  of  Directors  and  Shareholders
FC  Banc  Corp
Bucyrus,  Ohio


     We have audited the consolidated balance sheets of FC Banc Corp and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We  believe  that  our  audits  provide  a  reasonable  basis  for  our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FC Banc Corp and subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles.






Dixon,  Francis,  Davis
&  Company

Granville,  Ohio
January  17,  2001







CONSOLIDATED BALANCE SHEETS
==================================================

                                                 (Dollars in thousands)
                                                      December 31,
                                                     2000     1999
                                                    -----     -----
ASSETS
Cash and cash equivalents
Cash and amounts due from banks                     $ 3,675   $ 4,311
Interest-bearing deposits with banks                     10        10
Federal funds sold                                    1,200         0
                                                    -------   --------

Total cash and cash equivalents                       4,885     4,321

Investment securities, available-for-sale            27,977    34,795

Loans                                                62,679    55,975
Allowance for loan losses                            (1,496)   (1,732)
                                                    -------    -------

Net loans                                            61,183    54,243

Premises and equipment, net                           2,041     2,108
Accrued interest receivable                             750       683
Cash surrender value of life insurance                2,489     2,373
Deferred income taxes                                   391       611
Other assets                                            415       127
                                                  ---------   --------

TOTAL ASSETS                                       $100,131   $99,261
                                                   =========  ========

LIABILITIES
Deposits
Noninterest-bearing                                 $ 11,636   $11,426
Interest-bearing                                      73,291    75,533
                                                     -------   --------

Total deposits                                        84,927    86,959

Borrowed funds                                         2,258        29
Accrued interest payable                                 228       184
Other liabilities                                        942       736
                                                    ---------  --------

TOTAL LIABILITIES                                     88,355    87,908

SHAREHOLDERS' EQUITY
Preferred stock of $25 par value; 750 shares
authorized, no shares issued and outstanding               0         0
Common stock of no par value;
4,000,000 shares authorized, 665,632 shares issued       832       832
Additional paid-in capital                             1,366     1,371
Retained earnings                                     11,212    10,720
Treasury stock, at cost; 60,777 and 43,441 shares     (1,560)   (1,047)
Accumulated other comprehensive income                   (74)     (523)
                                                    --------   --------


TOTAL SHAREHOLDERS' EQUITY                             11,776    11,353
                                                     --------   --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $100,131   $99,261
                                                     ========   ========





CONSOLIDATED STATEMENTS OF INCOME
=======================================================

                                                           (Dollars in thousands)
                                                          Years ended December 31,
                                                          2000     1999     1998
                                                         -----     -----    -----
INTEREST INCOME
Interest and fees on loans                               $ 5,190   $4,524   $4,218
Interest and dividends on investment securities            1,914    2,020    2,055
Interest on federal funds sold                                29      131      107
Interest on bank deposits                                      2        4        0
                                                         -------    ------   ------

TOTAL INTEREST INCOME                                      7,135    6,679    6,380

INTEREST EXPENSE
Interest on deposits                                       2,884    2,591    2,535
Interest on borrowed funds                                    59        1        6
                                                           -----    -----    ------

TOTAL INTEREST EXPENSE                                     2,943    2,592    2,541
                                                           ------   ------   ------

NET INTEREST INCOME                                        4,192    4,087    3,839
Provision for loan losses (income) expense                  (134)    (130)     (75)
                                                          ------    ------   ------

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES                                            4,326    4,217    3,914

OTHER INCOME
Service charges                                              419      408      411
Gains (losses) from sales of investment securities, net       19       (3)      11
Life insurance buildup                                       127      130       75
Other income                                                 121      115      136
                                                          ------    ------    -----

TOTAL OTHER INCOME                                           686      650      633

OTHER EXPENSES
Salaries and employee benefits                             1,719    1,669    1,558
Net occupancy and equipment expenses                         635      655      619
Advertising and public relations                              86      123       81
Directors fees                                                88       77       72
Legal and professional                                       154      162      202
State taxes                                                  139      136      165
Supplies                                                     105      100      110
Postage, freight & courier                                    73       72       65
EDP                                                          143       62        2
Loss on disposal of fixed assets                             263        0        0
Other expenses                                               416      382      409
                                                           ------    ----   -------

TOTAL OTHER EXPENSES                                       3,821    3,438    3,283
                                                          ------    -----    ------

NET INCOME BEFORE FEDERAL INCOME
TAX EXPENSE                                                1,191    1,429    1,264
Federal income tax expense                                   305      358      308
                                                         -------   ------    ------

NET INCOME                                               $   886   $1,071   $  956
                                                         =======   ======   ======

EARNINGS PER SHARE:
    Basic                                                $   1.44   $ 1.70   $ 1.49
    Diluted                                              $   1.42   $ 1.67   $ 1.48








CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                              (Dollars in thousands)
                                                              Years ended December 31, 2000, 1999 and 1998
                                                                          Capital
                                                             Common       paid-in    Retained
                                                             stock        capital    earnings

Balances at December 31, 1997                                $  832       $  1,370   $  9,461

Comprehensive Income
Net Income                                                                                956
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $31

Total comprehensive income


Dividends declared - common ($.60 per share)                                             (383)

Purchase 7,447 shares of treasury stock                     -------       --------    -------


Balances at December 31, 1998                                   832          1,370     10,034

Comprehensive Income
Net Income                                                                              1,071
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $237

Total comprehensive income


Dividends declared - common ($.61 per share)                                             (385)

Sale 1,000 treasury shares                                                       1
Purchase 13,738 shares of treasury stock                   --------        -------    -------


Balances at December 31, 1999                                   832          1,371     10,720
Comprehensive Income
Net Income                                                                                886
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $225

Total comprehensive income


Dividends declared - common ($.64 per share)                                             (394)

Sale 2,360 treasury shares                                                      (5)
Purchase 19,696 shares of treasury stock                     -------       -------     ------


Balances at December 31, 2000                                $   832      $  1,366    $11,212
                                                             =======      ========    =======




CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY




                                                                         Accumulated      Total
                                                             Treasury    other            share-      Compre-
                                                             stock       comprehensive    holders'    hensive
                                                                         income           equity      income
Balances at December 31, 1997                                $    (484)  $           16   $  11,195

Comprehensive Income
Net Income                                                                                      956   $    956
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $31                                                   (65)        (65)       (65)
                                                                                                      --------
Total comprehensive income                                                                            $    891
                                                                                                      ========

Dividends declared - common ($.60 per share)                                                   (383)

Purchase 7,447 shares of treasury stock                           (201)                        (201)
                                                             ----------                   ---------

Balances at December 31, 1998                                     (685)             (49)     11,502

Comprehensive Income
Net Income                                                                                    1,071   $  1,071
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $237                                                 (474)       (474)      (474)
                                                                                                      --------
Total comprehensive income                                                                            $    597
                                                                                                      ========

Dividends declared - common ($.61 per share)                                                   (385)

Sale 1,000 treasury shares                                          23                           24
Purchase 13,738 shares of treasury stock                          (385)                        (385)
                                                               -------         --------     -------

Balances at December 31, 1999                                   (1,047)            (523)     11,353
Comprehensive Income
Net Income                                                                                      886   $    886
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale,
net of deferred income tax of $225                                                  449         449        449
                                                                                                      --------
Total comprehensive income                                                                            $  1,335
                                                                                                      ========

Dividends declared - common ($.64 per share)                                                   (394)

Sale 2,360 treasury shares                                          57                           52
Purchase 19,696 shares of treasury stock                          (570)                        (570)
                                                              --------         --------     -------

Balances at December 31, 2000                                $  (1,560)  $          (74)  $  11,776
                                                             ==========  ===============  ==========








CONSOLIDATED STATEMENTS OF CASH FLOWS
===================================================================

                                                                                             (Dollars in thousands)
                                                                                            Years ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:                                                     2000       1999       1998
                                                                                          -----      ----       ----
Net income                                                                             $   886     $1,071     $  956
Adjustments to reconcile net income to net cash
Provided by operating activities:
Provision for loan losses                                                                 (134)      (130)       (75)
Loss (gain) on sales of available-for-sale securities, net                                 (19)         3        (11)
Gain from sale of loans held-for-sale                                                        0          0        (10)
Loss (gain) from sale of premises and equipment                                            263         (1)         0
Gain on sale of other real estate owned                                                      0         (1)         0
Income accrued on life insurance contracts                                                (117)      (130)       (75)
Origination of loans held-for-sale                                                           0          0     (1,287)
Proceeds from sale of loans held-for-sale                                                    0          0      1,297
Depreciation                                                                               336        391        357
Deferred income taxes                                                                        0        (20)         0
Investment securities amortization (accretion), net                                         96        198        134
Net change in:
Accrued interest receivable                                                                (67)        28         21
Accrued interest payable                                                                    44         (4)         7
Other assets                                                                              (287)       (55)        76
Other liabilities                                                                          205         27        165
                                                                                        ------     ------     ------
Net cash provided by operating activities                                                1,206      1,377      1,555
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available-for-sale                                                (205)    (9,937)   (22,287)
Proceeds from sales of securities available-for-sale                                        62        711      6,065
Proceeds from maturities of securities available-for-sale                                7,555     10,826     11,144
Proceeds from sale of loans                                                                  0        282          0
Net increase in loans                                                                   (6,806)   (10,521)    (5,300)
Proceeds from sale of other real estate owned                                                0         51          0
Purchases of premises and equipment                                                       (533)    (1,010)      (429)
Sale of premises and equipment                                                               0          1          0
Purchases of life insurance contracts                                                        0       (560)      (840)
Proceeds from redemption of life insurance contracts                                         0        702          0
                                                                                       -------    -------    -------
Net cash provided by (used in) investing activities                                         73     (9,455)   (11,647)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
Noninterest-bearing, interest bearing, demand, and savings deposits                        210      1,112      9,084
Certificates of deposit                                                                 (2,242)     4,536      6,135
Net increase (decrease) in short-term borrowed funds                                     2,235          0       (600)
Proceeds from note payable                                                                   0         30          0
Payments on note payable                                                                    (6)        (1)       (41)
Proceeds from stock option exercises                                                        52         23          0
Purchase of treasury stock                                                                (570)      (385)      (201)
Cash dividends paid                                                                       (394)      (385)      (383)
                                                                                       -------     ------     ------
Net cash provided by (used in) financing activities                                       (715)     4,930     13,994
                                                                                       -------     ------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       564     (3,148)     3,902
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           4,321      7,469      3,567
                                                                                       -------    -------    -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $ 4,885    $ 4,321    $ 7,469
                                                                                       =======    =======    =======

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                                                 $ 2,899    $ 2,596    $ 2,534
Cash paid during the year for income taxes                                                 312        498        197
Loans transferred to other real estate owned                                                 0         50          0




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

NATURE  OF  OPERATIONS
FC Banc Corp (the Bancorp) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Farmers Citizens Bank, (the Bank). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Crawford County, Morrow County, Knox County and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions (DFI) and the Federal Reserve System through the Federal Reserve Bank of Cleveland (FRB).

BASIS  OF  CONSOLIDATION
The consolidated financial statements include the accounts of FC Banc Corp, and its wholly-owned subsidiary, Farmers Citizens Bank, after elimination of all material intercompany transactions and balances.

USE  OF  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

INVESTMENT  SECURITIES
All debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

LOANS
Loans are stated at unpaid principal balances, less the allowance for loan losses.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is not recognized until all principal payments have been made in full.

ALLOWANCE  FOR  LOAN  LOSSES
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

PREMISES  AND  EQUIPMENT
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

OTHER  REAL  ESTATE  OWNED
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

POSTRETIREMENT  BENEFITS
Postretirement health care and life insurance benefits are charged to salaries and employee benefits expense when paid. In December, 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No.106, beginning in 1995, postretirement benefits other than pensions were accounted for in a manner similar to current standards for accounting for pensions. SFAS No. 106 requires that the accumulated postretirement benefit obligation be either charged in the income statement as a cumulative effect of a change in accounting in the period of adoption or delayed and amortized over future periods as part of future postretirement benefits costs.

OFF-BALANCE  SHEET  FINANCIAL  INSTRUMENTS
In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

ADVERTISING
Advertising  cost  are  charged  to  operations  when  incurred.

STOCK  OPTIONS
The Bancorp has elected to continue accounting for employee stock compensation plans under APB Opinion 25 and related Interpretations. However, the Company discloses in the Notes to Consolidated Financial Statements in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No.123 encourages, but does not require companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the fair value of those instruments.

INCOME  TAXES
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, income on nonaccrual loans, deferred compensation, and accretion income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its subsidiary.

RECLASSIFICATIONS
Certain amounts in 2000 and 1999 have been reclassified to conform with the 2000 presentation.



NOTE  B  -  RESTRICTION  ON  CASH  AND  DUE  FROM  BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2000 and 1999, was $736,000 and $717,000, respectively.




NOTE  C  -  INVESTMENT  SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale
------------------




                                                           (Dollars in thousands)

                                      December 31, 2000                                        December 31, 1999

                                              Gross        Gross                                      Gross        Gross
                         Amortized         unrealized    unrealized    Fair        Amortized       unrealized    unrealized
                           cost               gains        losses      value          cost            gains        losses
                  -----------------------  -----------  ------------  -------  ------------------  -----------  ------------
Federal agencies          $8,916             $  8         $ (79)        $ 8,845     $10,428        $     0        $ (191)

State &
municipal
securities                 6,317               33           (27)          6,323       7,858             18          (227)

Mortgage-backed
securities                10,844               18          (102)         10,760      13,400              5          (389)

Corporate
debt securities            1,429                1            (5)          1,425       2,047              0          (32)

Commercial
paper                          0                0             0               0       1,324              0            0

Equity
securities                   596               28             0             624         534             20            0
                          ------      -----------  -----------         --------     ---------   -----------  -----------

Total                $    28,102      $        88  $      (213)         $27,977   $  35,591  $        43    $      (839)
                     ===========      ===========  ===========     ============   =========  ===========    ===========


                   Fair
                   value
                  -------
Federal agencies  $10,237

State &
municipal
securities          7,649

Mortgage-backed
securities         13,016

Corporate
debt securities     2,015

Commercial
paper               1,324

Equity
securities            554
                  -------

Total             $34,795
                  =======


The amortized cost and estimated fair value of securities available-for-sale at December 31, 2000, by contractual maturity, are as follows:




                                            (Dollars in thousands)

Amounts maturing in :                      Amortized            Fair
                                             Cost               Value
                                           ---------            -----
One year or less                             $ 5,172          $ 5,173
After one year through five years              6,157            6,088
After five years through ten years             2,346            2,341
After ten years                                2,987            2,991
Mortgage-backed securities                    10,844           10,760
Equity securities                                596              624
                                             -------          -------

Total                                        $28,102          $27,977
                                             =======          =======


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2000, the Bank sold securities available-for-sale for total proceeds of approximately $62,000 resulting in gross realized gains of approximately $19,000. During 1999, the Bank sold securities available-for-sale for total proceeds of approximately $711,000, resulting in gross realized losses of approximately $3,000. During 1998, the Bank sold securities available-for-sale for total proceeds of approximately $6,065,000 resulting in gross realized gains of approximately $12,000 and gross losses of approximately $1,000.

Investment securities with a carrying value of approximately $15,113,000 and $14,798,000 were pledged at December 31, 2000 and 1999 to secure certain deposits.



NOTE  D  -  LOANS  AND  ALLOWANCE  FOR  LOAN  LOSSES

Loans  at  December  31,  2000  and  1999  are  summarized  as  follows:




                                                          (Dollars in thousands)

                                                           2000              1999
                                                           ----              ----
Loans secured by real estate:
Construction                                             $   841           $   416
Farmland                                                   8,803             8,225
1-4 family residential properties                         27,334            23,770
Multifamily (5 or more) residential properties               331                 0
Nonfarm nonresidential properties                         11,712            11,923
Agricultural production                                    3,556             3,349
Commercial and industrial                                  2,024             3,120
Consumer                                                   7,860             4,916
Municipal                                                    201               251
Other                                                         17                 5
                                                         -------           -------

Total                                                    $62,679           $55,975
                                                         =======           ========

                                                           2000              1999              1998
                                                         -------           --------          --------
Allowance for loans losses:
Balance, beginning of year                              $  1,732           $ 1,725           $ 1,480

Provision for loan losses (income) expense                  (134)             (130)              (75)
Recoveries on loans                                           81               205               379
Loans charged-off                                           (183)              (68)              (59)
                                                        --------           -------           -------

Balance, end of year                                    $  1,496           $ 1,732           $ 1,725
                                                        ========           =======           =======

At December 31, 2000 and 1999, there was no recorded investment in impaired loans. The average recorded investment in impaired loans amounted to approximately $0, $0 and $175,000 for the years ended December 31, 2000, 1999 and 1998, respectively. No interest income on impaired loans was recognized for cash payments received for the years ended December 31, 2000, 1999 and 1998.



The Bank has no loans which have been modified. The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2000 was $2,917,000. During the year ended loans made to such related parties amounted to $836,000 and payments amounted to $733,000.



NOTE  E  -  PREMISES  AND  EQUIPMENT

A  summary  of  premises  and  equipment  at December 31, 2000 and 1999 follows:




                                   (Dollars in thousands)

                                   2000              1999
                                   ----              ----
Land                             $   720           $   514
Buildings                            992             1,736
Equipment                          1,202             1,338
Construction in process              185               261
                                 -------           -------
                                   3,099             3,849
Accumulated depreciation          (1,058)           (1,741)
                                 -------           -------

Total                           $  2,041          $  2,108
                                ========          ========



During 2000, the Bancorp initiated a plan to demolish the main office banking facility and replace it with one that promotes customer convenience and efficiency of operations. It is anticipated that the new facility will be available for use during the fourth quarter of 2001. In connection with the plan of disposal, the Bancorp determined that the carrying value of certain assets exceeded their fair values. Accordingly, a loss of $263,000, which is included as part of other expenses, represents the excess of carrying value of $534,000 over the fair value of $271,000, has been charged to operations in 2000.



NOTE  F  -  CASH  SURRENDER  VALUE  OF  LIFE  INSURANCE

The Bank is the beneficiary of insurance on the lives of twelve of its past and present officers and directors. At December 31, 2000 and 1999, there were no notes payable to the insurance company.

NOTE  G  -  DEPOSITS

Deposit account balances at December 31, 2000 and 1999, are summarized as follows:




                                     (Dollars in thousands)

                                     2000             1999
                                     ----             ----
Noninterest bearing demand         $11,636          $11,426
Interest-bearing demand             12,201           13,399
Savings accounts                    22,027           24,173
Certificates of deposit             39,063           37,961
                                   -------          -------

Total                              $84,927          $86,959
                                   =======          ========

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $8,913,000 and $11,531,000 at December 31, 2000 and
1999.

Certificates  maturing  in  years  ending  December 31, as of December 31, 2000:




      (Dollars in thousands)
2001                    $30,488
2002                      7,120
2003                      1,438
2004                         17
2005 and thereafter           0
                        -------

 Total                  $39,063
                        =======


The Bank held related party deposits of approximately $1,322,000 and $1,159,000 at December 31, 2000 and 1999, respectively.

Overdrawn demand deposits reclassified as loans totaled $14,000 and $5,000 at December 31, 2000 and 1999, respectively.



NOTE  H  -  BORROWED  FUNDS

Borrowed funds balances at December 31, 2000 and 1999 are summarized as follows:





                               (Dollars in thousands)

                                2000            1999
                                ----            ----
Repurchase agreements         $ 2,235         $     0
Note payable                       23              29
                              -------         -------

Total borrowed funds          $ 2,258         $    29
                              =======         =======

NOTE  I  -  FEDERAL  INCOME  TAXES

The consolidated provision for income taxes for the years ended December 31, 2000, consist of the following:




                                             (Dollars in thousands)

                                             2000     1999     1998
                                             ----     ----     ----
Income tax expense
    Current tax expense                    $   193  $   342  $   308
    Deferred tax expense                       112       16        0
                                           -------  -------  -------

Total                                      $   305  $   358  $   308
                                           =======  =======  =======



The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expenses, as indicated in the following analysis:




                                                                          (Dollars in thousands)

                                                               2000                 1999            1998
                                                               ----                 ----            ----
Federal statutory income tax at 34%                      $   405     34%    $   486   34.0%  $   430   34.0%
Tax exempt interest                                          (96)    (8)%      (113)  (7.8)%    (130)  (9.8%)
Life insurance income                                        (43)  (3.6)%       (44)  (3.0)%     (25)  (1.9%)
Interest and other non-deductible expenses                    14    1.2%         24    1.7%       24    1.8%
Other                                                         25    2.1%          5    0.1%        9    0.7%
                                                         -------   ------   -------   -----  -------   -----

Total                                                    $   305   25.7%    $   358   25.0%  $   308   24.8%
                                                         ========  =====    =======   =====  =======   ======




A cumulative net deferred tax asset is included in other assets at December 31, 2000 and 1999. The components of the asset are as follows:




(Dollars in thousands)

                                                2000    1999
                                               ------  ------
Differences in available-for-sale securities   $  51   $ 272
Differences in depreciation methods              (41)    (37)
Differences in accounting for loan losses        182     227
Differences in accrued expenses and benefits     171     160
Differences in discount accretion                 (5)    (11)
Other                                             33       0
                                               ------  ------

Total                                          $ 391   $ 611
                                               ======  ======

Deferred tax assets                            $ 437   $ 708
Deferred tax liabilities                         (46)    (97)
                                               ------  ------

Net deferred tax assets                        $ 391   $ 611
                                               ======  ======



NOTE  J  -  FINANCIAL  INSTRUMENTS  WITH  OFF-BALANCE-SHEET  RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:





(Dollars in thousands)

                                      2000    1999
                                     ------  ------
Home equity lines of credit          $  961  $  967
Other commitments to extend credit    3,214   3,234
Standby letters of credit               609     615
                                     ------  ------

                                     $4,784  $4,816
                                     ======  ======



Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past three years. The Bank has not incurred any losses on its commitments during the last three years.

The Bank maintains bank accounts at five banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at one of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $2,009,000.



NOTE  K  -  COMMITMENTS  AND  CONTINGENT  LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.



NOTE  L  -  RESTRICTION  ON  DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2000, retained earnings of approximately $576,000 was available for the payment of dividends without prior regulatory approval.



NOTE  M  -  EMPLOYEE  BENEFITS

SAVINGS  PLAN
In 1989, the Bank initiated a 401(k) retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15% of the compensation, a portion of which will be matched by the Bank. Additional contributions to the Plan may be made at the discretion of the Board of Directors based upon earnings of the Bank. Contributions by the Bank charged to operations were $65,000, $57,000 and $47,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

DIRECTORS  RETIREMENT
The Bank implemented a director retirement plan in late 1998 which provides that any director with 15 years of continuous service will receive an annual retirement benefit equal to that director's board fees in the year before retirement. The annual retirement benefit will be paid for 15 years. In 1999 the plan was amended to provide for pro rata benefits for any director who is unable to satisfy the 15 years of continuous service requirement due to the mandatory director's retirement provision upon reaching 70 years of age. The Bank has purchased individual life insurance contracts with respect to this program. The Bank is the owner and beneficiary of the insurance contracts. The expense charged to operations was $23,000 in 2000 and $31,000 in 1999.

EXECUTIVE  COMPENSATION
The Bancorp and the Bank also entered into a Salary Continuation Agreement (the Agreement) with their President. The Agreement provides that the Bancorp and the Bank will be obliged to continue to pay the president or his designated beneficiary(ies) for a period of 15 years following his retirement, death or disability or following a change in control of FC Banc Corp. A benefit is also paid if he terminates employment (other than by discharge for cause) before he attains the age of 65. In that event, the amount of the benefit depends upon his years of service. The Corporation has purchased an individual life insurance contract with respect to this program. The Corporation is the owner and beneficiary of the insurance contract. The President is a general creditor of the Corporation with respect to this benefit. The expense charge to operations was $40,000 in 2000, $35,000 in 1999, and $ 68,000 in 1998.



NOTE  N  -  POSTRETIREMENT  BENEFITS

The Bank sponsors two defined benefit postretirement plans. One plan provides health care coverage and the other provides life insurance benefits. Both plans are noncontributory. The Bank's funding policy is to contribute as billed with their normal health care plan. For 2000, 1999 and 1998, the aggregate contributions were $25,000, $23,000 and $23,000, respectively.

The following table sets forth the plan's funded status reconciled with the amount shown in the Bank's balance sheet at December 31, 2000 and 1999:




(Dollars in thousands)

                                                     2000    1999
                                                    ------  ------
Accumulated postretirement benefit obligation:
    Retirees                                        $ 232   $ 238
    Other active plan participants                     44      40
                                                    ------  ------
Total                                                 276     278

Plan assets at fair value                               0       0
                                                    ------  ------
Accumulated postretirement benefit
Obligation in excess of plan assets                   276     278
Unrecognized net gain (loss) from past experience
Different from that assumed and effects of
any changes in assumptions                             20      18
Unrecognized transition obligation,
net of amortization                                  (122)   (131)
                                                    ------  ------
Accrued postretirement cost in the
balance sheet                                       $ 174   $ 165
                                                    ======  ======



Postretirement expense for 2000, 1999, and 1998 includes the following components:





                                                                  (Dollars in thousands)

                                                              2000            1999           1998
                                                              ----            ----           ----
Service cost                                                $       5      $       5       $      4
Interest cost on accumulated benefit obligation                    19             20             19
Amortization of transition obligation over 20 years                 9              9              9
                                                            ---------      ---------       --------
Total                                                       $      33      $      34      $      32
                                                            =========      =========      =========




The health care cost trend rate assumption has a small effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 by an immaterial amount.

For measurement purposes an 11% and 8% annual rate of increase in the per capita of covered health care benefits for those under and over 65, respectively, was assumed for 2000. The rate was assumed to decrease gradually to 6% at 2013 and remain at that level thereafter.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.





NOTE  O  -  STOCK  OPTIONS

The Bancorp has a fixed director and employee stock-based compensation plan. Under the plan, the company may grant options for up to 65,004 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed 10 years from the date of grant.

The Bancorp applies APB Opinion 25 in accounting for its stock compensation plan. Accordingly, no compensation cost has been recognized for the plan in 2000, 1999 and 1998. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income would have been reduced as follows:





                                                 (Dollars in thousands)

                                           2000          1999           1998
                                           ----          ----           ----

Net income

As restated for prior period adjustment  $   886        $1,071        $   956
Pro forma                                    876         1,060            942



The following is a summary of the status of the plan during 2000, 1999 and 1998:




                                                                   2000          1999          1998
                                                                 --------  ----------------  --------
                                                                               Weighted                Weighted
                                                                  Number        Average       Number    Average    Number
                                                                    Of         Exercise         of     Exercise      Of
                                                                               --------                --------
                                                                  Shares         Price        Shares     Price     Shares
                                                                 --------  ----------------  --------  ---------  --------
Outstanding at beginning of year                                  57,650   $          23.52   50,450   $   22.00   31,550

Granted                                                            2,800              28.50   16,400       28.00   20,800
Exercised                                                         (2,360)             22.00   (1,000)      22.00
Forfeited                                                         (1,240)             27.04   (8,200)      23.00   (1,900)
                                                                 --------  ----------------  --------  ---------  --------

Outstanding at end of year                                        56,850                      57,650   $   23.52  50.,405
                                                                 ========                    ========  =========  ========

Options exercisable at year-end                                   23,430                      15,020                5,950

Weighted-average fair  value of options granted during the year  $  6.92                     $  6.37                 6.25




                                                                 Weighted
                                                                  Average
                                                                 Exercise
                                                                 ---------
                                                                   Price
                                                                 ---------
Outstanding at beginning of year                                 $   22.00

Granted                                                              22.00
Exercised
Forfeited                                                            22.00
                                                                 ---------

Outstanding at end of year                                       $   22.00
                                                                 =========

Options exercisable at year-end

Weighted-average fair  value of options granted during the year



The Black-Scholes model was used to estimate the weighted-average fair value of options granted during each year. The following assumptions were used each year:




                         (Dollars in thousands)
                                  2000              1999         1998
                         ----------------------  -----------  -----------
Risk-free interest rate                   5.44%        6.43%        4.68%
Expected life                       7.14 years   8.06 years   8.68 years
Expected volatility                       7.71%        7.98%        7.38%
Expected dividends                        2.21%        2.59%        2.69%



The following is a summary of the status of fixed options outstanding at December 31, 2000:




                     Options                      Options
                   Outstanding                  Exercisable
                  -------------               ---------------
                                  Weighted
Range                Number        Average                        Number
Of                 Outstanding    Remaining      Weighted-      Exercisable      Weighted-
Exercise               at        Contractual      Average           at            Average
Price             Dec. 31, 2000     Life      Exercise Price   Dec. 31, 2000  Exercise Price
----------------  -------------  -----------  ---------------  -------------  ---------------
$22.00                  24,930         6.31  $         22.00         14,230  $         22.00
$22.00                  15,520         7.21  $         22.00          6,280  $         22.00
$28.00                  14,600         8.23  $         28.00          2,920  $         28.00
$28.00                   1,800         9.05  $         28.25              -                -
                  -------------                                -------------
$22.00 to $28.25        56,850         7.14  $         23.74         23,430  $         22.75



NOTE  P  -  EARNINGS  PER  SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted average number of dilutive potential common stock. The number of shares used in the calculation for 1998 reflect a 2-for-1 stock split in July 1998.




(Dollars in thousands)

                                         2000      1999      1998
                                       --------  --------  --------
Net income                             $    886  $  1,071  $    956
                                       ========  ========  ========


Weighted-average number of common
shares used in basic EPS                614,754   631,984   640,198

Effect of dilutive securities:
Stock options                            10,112     8,874     6,411
                                       --------  --------  --------

Weighted number of common
Shares and dilutive potential common
Stock used in diluted EPS              $624,866  $640,858  $646,609
                                       ========  ========  ========



NOTE  Q  -  REGULATORY  MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve System. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the FRB, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The  Bank's  actual  and  required  capital  amounts  and ratios are as follows:





                                   (Dollars in thousands)
                                                                                                    To Be Well
                                                                                                Capitalized Under
                                                                       For Capital              Prompt Corrective
                                           Actual                   Adequacy Purposes           Action Provisions
                                   -----------------------          ------------------          ------------------
                                           Amount           Ratio         Amount        Ratio         Amount        Ratio
                                   -----------------------  ------  ------------------  ------  ------------------  ------
As of December 31, 2000:
Total Risk-Based Capital
(to Risk-Weighted Assets)          $                12,438   19.7%  $            5,058    8.0%  $            6,323   10.0%
Tier I Capital
(to Risk-Weighted Assets)                           11,639   18.4%               2,529    4.0%               3,794    6.0%
Tier I Capital
(to Average Assets)                                 11,639   11.5%               4,038    4.0%               5,047    5.0%

As of December 31, 1999:
Total Risk-Based Capital
(to Risk-Weighted Assets)          $                12,537   20.6%  $            4,864    8.0%  $            6,080   10.0%
Tier I Capital
(to Risk-Weighted Assets)                           11,765   19.4%               2,432    4.0%               3,648    6.0%
Tier I Capital
(to Average Assets)                                 11,765   11.8%               3,992    4.0%               4,990    5.0%



NOTE  R  -  FAIR  VALUES  OF  FINANCIAL  INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instrument.

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

The  estimated  fair  values of the Bank's financial instruments are as follows:





                                                (Dollars in thousands)
                                                     December 31,
                               2000                                1999
                             ---------                           ---------
                             Carrying            Fair            Carrying          Fair
                              Amount             Value            Amount          Value
                             ---------          -------          ---------       -------
Financial assets:
Cash and cash equivalents    $   4,885         $   4,885        $   4,321       $   4,321
Investment securities           27,977            27,977           34,795          34,795
Loans                           61,183            60,517           54,243          53,127
Accrued interest receivable        750               750              683             683

Financial liabilities:
Deposits                        84,927            85,179           86,959          86,808
Borrowed funds                   2,258             2,258               29              30
Accrued interest payable           942               942              184             184


NOTE  S  -  PRIOR  PERIOD  ADJUSTMENT

The Bancorp's financial statements have been restated to reflect the correction of an accounting error in the allocation of expenses associated with salary continuation agreement. Complete information had not been received prior to the issuance of the 1999 financial statements. As a result, the Bancorp did not include the initial costs allocable to prior periods.

For  the  year  ended  December  31,

                                           1999                         1998
                                      --------------                ------------
                              As previously                 As previously
                                 reported     As restated      reported     As restated
Balance Sheet:
 Other liabilities            $          662  $        736  $          639  $        707
 Retained earnings                    10,769        10,720          10,079        10,034

Statement of income:
 Salary and benefits          $        1,663  $      1,669  $        1,490  $      1,558
 Net income                            1,075         1,071           1,001           956
 Net income per common share
   Basic                      $         1.70  $       1.70  $         1.56  $       1.49
   Diluted                    $         1.68  $       1.67  $         1.55  $       1.48

NOTE T - PARENT COMPANY FINANCIAL INFORMATION


                                                    Balance Sheets

                                                (Dollars in thousands)
                                                    At December 31,
                                                      2000     1999
                                                   -------  -------
ASSETS
Noninterest-bearing deposit with subsidiary bank   $     7  $     7
Investment in subsidiary bank                       11,537   11,178
Other equity investments, at market                    191      153
Other assets                                            41       25
                                                   -------  -------
Total assets                                       $11,776  $11,358
                                                   =======  =======

LIABILITIES
 Accrued expenses                                  $     0  $     5
                                                   -------  -------
SHAREHOLDERS' EQUITY                                11,776   11,353
                                                   -------  -------
   Total Liabilities and Shareholders' Equity      $11,776  $11,358
                                                   =======  =======












                                                                STATEMENTS OF INCOME

                                                               (Dollars in thousands)

                                                               Years Ended December 31
                                                                2000              1999              1998
                                                                ----              ----              ----
Income
Dividends from subsidiary bank                                $  969            $  920             $ 576
 Dividends - equity investments                                    6                 4                 0
 Gain (loss) on sale of investments                               19                 0                 0
 Other income                                                     12                 0                 0
                                                              ------            ------             -----
   Total income                                               $1,006            $  924             $ 576
                                                              ======            ======             =====

Expenses
Legal and professional fees                                       31                44                32
Organizational                                                     0                 1                11
Other                                                             15                13                16
                                                              ------            ------             -----
Total expenses                                                    46                58                59
                                                              ------            ------             -----
Income before income tax benefit and equity in undistributed
earnings of subsidiary                                           960               866               517
Income tax benefit                                                 3                19                20
                                                              ------            ------             -----
Income before undistributed earnings of subsidiary               963               885               537
Equity in undistributed net income of subsidiary                 (77)              186               419
                                                              ------            ------             -----
Net income                                                    $  886            $1,071            $  956
                                                              ======            ======            ======









                                                                                      STATEMENTS OF CASH FLOWS

                                                                                       Years ended December 31,

                                                                                       (Dollars in thousands)

                                                                               2000              1999              1998
                                                                               ----              ----              ----
Cash Flows From Operating Activities:
Net income                                                                   $   886           $ 1,071           $   956
Adjustments to reconcile net income to net cash
Flows from operating activities:
Equity in undistributed (income) loss of subsidiary                               77              (186)             (419)
Change in other assets                                                           (16)               (6)               13
   Change in other liabilities                                                    (5)                6                 0
   Loss (gain) on sale of available for-sale-securities, net                     (19)                0                 0
                                                                             -------           -------           -------
Net cash from operating activities                                               923               885               550
                                                                             -------           -------           -------

Cash  Flows from Investing Activities:
 Proceeds from select securities available-for-sale                               62
 Purchase of investments available-for-sale                                      (73)             (133)                0
                                                                             -------           -------           -------
Net cash used in investing activities                                            (11)             (133)                0

Cash Flows From Financing Activities:
 Proceeds from stock option exercises                                             52                23                 0
 Purchase of treasury stock                                                     (570)             (385)             (201)
 Cash dividends paid                                                            (394)             (385)             (383)
                                                                             -------           -------           -------
 Net cash used for financing activities                                         (912)             (747)             (584)
                                                                             --------          --------          -------

Net increase (decrease) in cash and cash equivalents:                              0                 5               (34)
Cash and cash equivalents
Beginning of year                                                                  7                 2                36
                                                                             -------           -------           -------
End of year                                                                  $     7           $     7           $     2
                                                                             =======           =======           =======


OFFICERS AND EMPLOYEES
G.W. HOLDEN                     JENNIFER GINGERY              KIM MCGOWAN              CINDY WERT
President and                   Executive Secretary           Centralized Data Input   Teller
Chief Executive Officer

DONALD DENNEY                   RICK BAUER                    CINDY KNECHT             LEAH HARTSCHUH
Vice President and              Compliance/Security Trainee   Card Services Manager    Teller
Chief Lending Officer                                         and Receptionist

ROBIN DAVIS                     KRISTE ALLEN                  JOE BARDON               LYNNEA CLEVENGER
Vice President and              Human Resources Manager       Information Systems      Teller
Retail Banking Manager                                        Technician

REBECCA BARR                    ANNE HOOVER                   SARA WALKER              JENNA NICHOLS
Asst. Vice President and        Management Associate          Account Service          Teller
Chief Technology Officer                                      Representative

JEFFREY WISE                    NEETA CONANT                  LISA SAUNDERS            COURTNEY LINKOUS
Asst. Vice President and        Mortgage Assistant            Head Teller              Teller
Chief Financial Officer

CRAIG STUMP                     WILMA POORMAN                 JEREMY CRALL             SHANNON SHARROCK
Fredericktown City President    New Accounts Representative   Head Teller              Data Processing Operations (PT)

KELLY LARUE                     JENNIFER ECKERT               MITCH WAGNER             AMANDA POLAND
Asst. Vice President and        New Accounts Representative   Head Teller              Teller (PT)
Compliance Officer

ERIC BOGAN                      CAROL MOSHER                  TRACY CLELAND            KELLY ALLEN
Asst. Vice President and        New Accounts Representative   Head Teller              Teller (PT)
Consumer Loan Officer

KELLY RINEHART                  ELAINE JOHNSON                SUSAN STONE              STEPHEN LUST
Operations Officer and          New Accounts Representative   Head Teller              Teller (PT)
Data Processing Manager

MICHELLE BACON                  ANNETTE LESTER                ANGELA HOLBROOK          AARON PINION
Asst. Vice President and        New Accounts Representative   Teller                   Teller (PT)
Consumer Loan Manager

ERIC ANGLIN                     DARLA HADSELL                 JENNIFER CLARK           TRACY WHALEY
Asst. Vice President and        Purchasing and                Teller                   Teller (PT)
Cardington City President       Facilities Manager

ANNE SPRENG                     AMY CAUVEL                    DARLA JOHNSON            BONNIE KOONS
Asst. Vice Pres., South Branch  Loan Teller                   Teller                   Courier (PT)
Manager, & Marketing Director

VICKI ALLEN                     MOLLY STUMP                   MIKKI RICHARDS           CHARLENE SCHIFER
Asst. Vice President and        Loan Documentation            Teller                   Courier (PT)
Mortgage Loan Officer

VIRGINIA HAMMONTREE             DAWN COOPER                   JOAN KELLY               JOHN MYERS
Banking Officer and Loan        Account Service Supervisor    Teller                   Courier (PT)
Administration Manager
                                                              DEBBIE SURGENER          MIKE STOVER
                                                              Teller                   Courier (PT)



DIRECTORS                                                    HONORARY DIRECTORS
ROBERT D. HORD, Chairman                                     FRED CHRISTMAN
 President Hord Livestock Co., Inc
G.W. HOLDEN, President & CEO                                 RICHARD O. KIME
TERRY L. GERNERT, Secretary & Treasurer
 Attorney at Law                                             WILLIAM D. FOULK
DAVID G. DOSTAL
 President Auck-Dostal Insurance Agency, Inc.                JOHN O. SPRENG
PATRICK J. DROUHARD
 Superintendent Cardington-Lincoln Local Schools             JAMES STEMEN
SAMUEL J. HARVEY
 Retired
CHARLES W. KIMERLINE
 President Bucyrus Road Materials, Inc.
JOHN O. SPRENG, JR.
  Vice President Longacre Farms, Inc.
JOAN C. STEMEN
 Retired







There were 600,497 common shares of FC Banc Corp outstanding January 31, 2001, held of record by approximately
566 shareholders. The following represents the high and low trading prices and dividends declared during each respective quarter since December 31, 1998.











                                              DIVIDENDS
1998               HIGH            LOW         DECLARED
First quarter    $22.00         $22.00            $0.00
Second quarter    27.00          22.00             0.30
Third quarter     27.00          27.00             0.00
Fourth quarter    27.00          27.00             0.30
1999
First quarter    $28.00         $27.00            $0.00
Second quarter    28.00         28.00              0.30
Third quarter     28.00         28.00              0.15
Fourth quarter    28.25         28.00              0.16
2000
First quarter    $29.00        $28.25             $0.16
Second quarter    29.00         29.00              0.16
Third quarter     29.00         29.00              0.16
Fourth quarter    29.00         29.00              0.16






Executive Officer of FC Banc Corp
G.W. HOLDEN   President and CEO

EXECUTIVE OFFICERS OF FARMERS CITIZENS BANK
G.W. HOLDEN   President and CEO
DONALD L. DENNEY   Vice President and
     Chief Lending Officer
JEFFREY WISE   Assistant Vice President
       & CFO
Annual Meeting
Wednesday, March 28, 2001 at 12:45 p.m.
 Youth Building
 Crawford County Fairgrounds
 Whetstone Street
 Bucyrus, Ohio

A copy of FC Banc Corp's Annual Report on Form 10-KSB
 as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:







                                INVESTOR INFORMATION:
                                Investors, analysts and others seeking financial information may contact:

 Farmers Citizens Bank          G.W. Holden, President and CEO
 123 North Sandusky Avenue      FC Banc Corp
 Bucyrus, Ohio  44820           123 North Sandusky Avenue
 Attn:  G.W. Holden, President  Bucyrus, Ohio 44820



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

GENERAL COUNSEL                    INDEPENDENT AUDITORS
Kennedy, Purdy, Hoeffel, Gernert,  Dixon, Francis, Davis & Company
 Leuthold & Leuthold                                1205 Weaver Drive
125 North Sandusky Avenue          Granville, Ohio  43023
Bucyrus, Ohio 44820



CARDINGTON LOCAL ADVISORY BOARD    FREDERICKTOWN LOCAL ADVISORY BOARD
Richard N. Carsner                 Jim Braddock
Steven C. Gist                     Michael R. Burch
Robert E. Gompf                    Dr. William A. Elder
Ann L. Goodman                     James E. Fox
Donald L. Lee                      Roger D. Reed
Danny R. Robinson                  Anna M. Ronk
James R. Spires                    Jack Taylor

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             BANKING LOCATIONS
MAIN OFFICE                 SOUTH OFFICE
123 North Sandusky Avenue       1605 Marion Road
Bucyrus, Ohio               Bucyrus, Ohio
        (Temporary)
NORTH OFFICE                CARDINGTON OFFICE
233 North Sandusky Ave.     103 East Main Street
Bucyrus, Ohio               Cardington, Ohio
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

FREDERICKTOWN
240 West Sandusky Street
Fredericktown, Ohio
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